

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 26, 2009

Via U.S. Mail and facsimile to 011-632-810-7138

MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and
Legal Services Head and Corporate Secretary
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

> **Re: Philippine Long Distance Telephone Company
> Form 20-F for the fiscal year ended December 31, 2008
> Filed April 2, 2009
> File No. 001-03006**

Dear Mr. Rausa-Chan:

        We have completed our review of your Form 20-F and, at this time, have no further comments.

                                    Sincerely,

                                    /s/ Robert Bartelmes for
                                    Larry Spirgel
                                    Assistant Director